Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
September 19, 2008
(This is the second in a series of profiles of Bunge Limited and its businesses. Bunge focuses on three main businesses: agribusiness, food products and fertilizers. This bulletin takes a look at Bunge’s agribusiness sector.)
An Introduction to Bunge’s Agribusiness Division
Corn Products employees take pride in their company and their industry. Few people can say that they work for a business that has provided foods, beverages, medicine and other vital products to people around the world for more than a century.
The employees of Bunge Limited feel that same sense of pride. Like Corn Products, Bunge plays a key role in the world’s agribusiness industry.
Bunge has agribusiness operations in North America, South America, Europe and Asia. It markets and sells its grains and refined products to customers around the world.
Bunge’s agribusiness operations include grain and oilseed origination; oilseed processing; global marketing; and risk management, among other activities.
A freighter on the Parana River loads soybean meal at Bunge’s integrated grain and oilseed processing facility and port terminal in Puerto General San Martin, Santa Fe, Argentina.
Grain and oilseed origination
Bunge buys grains and oilseeds from farmers, stores them in elevators, ships them around the world, and sells them to a variety of customers, including feed manufacturers, livestock producers, food processors and ethanol producers. Bunge manages hundreds of elevators and a number of port terminals in North America, South America and Europe. This global footprint is important: it allows Bunge to maintain a steady supply of product throughout the year, and provides variety and flexibility.
Oilseed processing
Along with buying, storing and selling grains, Bunge processes a variety of oilseeds into meal, oils and other products. In fact, Bunge is one of the largest oilseed processors in the world, with some 50 processing facilities in key countries. It sells those products to customers around the world, including in Europe, the Americas, Asia and North Africa. Its meals and oils are used by the animal feed industry, fish farms, food manufacturers, and industrial sectors.
Turning earth’s harvest into the products that fuel the world
While Corn Products has built its business primarily on corn (and, in some regions, tapioca), Bunge turns a number of crops grown around the world into vital foods, oils and byproducts.
Like Corn Products, Bunge knows corn. Bunge is the world’s largest corn dry miller, turning corn into such products as corn meal, flour and grits that are a part of cereals, snack foods, baked goods, beers and pet foods.
Exports from Bunge’s grain and oilseed processing facility in Destrehan, Louisiana, flow to ports around the world.
Soybeans are the major focus for Bunge’s oilseed processing business; Bunge is the second-largest soybean crusher in North America and is a leader in South America. Bunge is a major competitor in the global soybean market, which produced more than 221 million metric tons in 2006. Bunge turns soybeans into meal and oil, and sells soy pellets and hulls as animal food additives.
In addition to crops such as wheat and rice, Bunge also processes or handles rapeseed (sometimes known as canola), the world’s third-leading source of vegetable oil, as well as sugar and coarse grains.
For more than a century, Bunge has helped farmers’ crops reach the people who need them. Today Bunge continues that work, expanding the uses and value of the earth’s resources.

This material is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Corn Products International, Inc. and Bunge Limited have filed or will file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Corn Products or Bunge, including the definitive joint proxy statement/prospectus when it becomes available, because they contain or will contain important information. The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.